UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

French Insolvency Proceedings

On November 13, 2025, the Commercial Court of Lyon, France, ordered the commencement of French law insolvency proceedings (“Redressement Judiciaire”) relating to three subsidiaries of Gauzy located in France. As is customary in such proceedings, the court ordered the appointment of two administrators and a creditor representative, responsible for advising the Company’s three subsidiaries in these proceedings. The Company strongly disagrees with the French court’s ruling and plans to have its subsidiaries appeal the decision of the court as soon as possible, while working collaboratively with the French administrators to quickly resolve the matter. The Company and its subsidiaries plan to continue normal operations as it seeks to meet growing customer demand.

Redressement Judiciaire are French insolvency proceedings aimed at preserving a company’s business and operations, maintaining employment and repaying creditors while allowing for a plan to enable its recovery. Gauzy plans to have its subsidiaries appeal the decision to the Court of Appeal of Lyon as soon as possible based on the Company’s assessment that these subsidiaries, with the financial support of Gauzy, have the financial means to meet their debts as they became due based on the group’s existing financing capabilities. However, pending this appeal, the insolvency proceedings will continue.

The Company is working to ensure its subsidiaries have the financial means to meet their debts as they become due. Gauzy remains committed to complete transparency, and as such will provide updated information on these proceedings as soon as more information is available.

The commencement of these insolvency proceedings in France constitutes a default under the Company’s existing senior secured debt facilities, which if not remedied could lead to an event of default.  The Company is in contact with its senior secured lenders to develop an appropriate plan to remedy or waive the default and work towards restoring the Company and its subsidiaries’ strong financial health and operational performance. However, there can be no guarantee that any such efforts will be successful and that such lenders will not seek available remedies to enforce their respective rights under their debt facilities.

On November 14, 2025, the Company issued a press release discussing the French proceedings entitled “Gauzy Ltd. to Reschedule Third Quarter 2025 Earnings Release.” A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

The information in this Report on Form 6-K (this “Report”), including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains forward-looking statements. Forward-looking statements contained in this Report include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated November 14, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAUZY LTD.

Date: November 14, 2025	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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